SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               Schedule 13D/A

                             (Amendment No. 6)

                 Under the Securities Exchange Act of 1934


                         Beverly Enterprises, Inc.
                 -----------------------------------------
                              (Name of Issuer)

                   Common Stock, $0.10 par value per share
                 ------------------------------------------
                       (Title of class of securities)

                                 087851309
                 -----------------------------------------
                               (CUSIP Number)

         Kenneth Maiman, Esq.                  Bradley Takahashi, Esq.
      Appaloosa Management L.P.             Franklin Mutual Advisers, LLC
     26 Main Street, First Floor              51 John F. Kennedy Parkway
          Chatham, NJ 07928                     Short Hills, NJ 07078
            (973) 701-7000                          (973) 912-2000

          Arnold M. Whitman                      Richard Marks, Esq.
        Formation Capital, LLC                   Northbrook NBV, LLC
          1035 Powers Place                   500 Skokie Blvd, Ste. 310
         Alpharetta, GA 30004                    Northbrook, IL 60062
            (770) 754-9660                          (847) 559-1002

                         Robert C. Schwenkel, Esq.
                Fried, Frank, Harris, Shriver & Jacobson LLP
                             One New York Plaza
                          New York, NY 10004-1980
                               (212) 859-8000
         (Persons Authorized to Receive Notices and Communications)

                               April 11, 2005
                 -----------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO.   087851309                 13D          PAGE     2   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Appaloosa Investment Limited Partnership I

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Delaware

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         1,873,122

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           1,873,122

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,873,122

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.7%

        TYPE OF REPORTING PERSON
  14    PN

CUSIP NO.   087851309                 13D          PAGE     3   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Palomino Fund Ltd.

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    British Virgin Islands

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         1,641,178

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           1,641,178

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,641,178

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.5%

        TYPE OF REPORTING PERSON
  14    CO

CUSIP NO.   087851309                 13D          PAGE     4   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Appaloosa Management L.P.

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Delaware

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         3,514,300

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           3,514,300

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,514,300

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.2%

        TYPE OF REPORTING PERSON
  14    PN;IA

CUSIP NO.   087851309                 13D          PAGE     5   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Appaloosa Partners Inc.

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Delaware

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         3,514,300

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           3,514,300

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,514,300

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.2%

        TYPE OF REPORTING PERSON
  14    CO

CUSIP NO.   087851309                 13D          PAGE     6   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    David A. Tepper

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    USA

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         3,514,300

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           3,514,300

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,514,300

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.2%

        TYPE OF REPORTING PERSON
  14    IN;HC

CUSIP NO.   087851309                 13D          PAGE     7   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Franklin Mutual Advisers, LLC

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Delaware

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          3,508,900

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         -0-

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        3,508,900

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,508,900

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.2%

        TYPE OF REPORTING PERSON
  14    IA

CUSIP NO.   087851309                 13D          PAGE     8   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Northbrook NBV, LLC

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    WC

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Delaware

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         1,487,200

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           1,487,200

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,487,200

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     9   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    David Hokin

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    USA

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         1,487,200

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           1,487,200

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,487,200

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

        TYPE OF REPORTING PERSON
  14    IN;HC

CUSIP NO.   087851309                 13D          PAGE     10   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Rob Rubin

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    USA

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         1,487,200

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           1,487,200

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,487,200

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

        TYPE OF REPORTING PERSON
  14    IN

CUSIP NO.   087851309                 13D          PAGE     11   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Robert Hartman

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    USA

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         1,487,200

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           1,487,200

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,487,200

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

        TYPE OF REPORTING PERSON
  14    IN

CUSIP NO.   087851309                 13D          PAGE     12   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    1995 David Reis Family Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Connecticut

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         10,000

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           10,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        10,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     13   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    1995 Donna Reis Family Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Connecticut

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         25,000

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           25,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        25,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     14   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Aaron Reis Spray Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Connecticut

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         20,000

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           20,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        20,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     15   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Anna Reis Spray Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Connecticut

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         22,500

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           22,500

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        22,500

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     16   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Alexander Reis Spray Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Connecticut

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         22,500

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           22,500

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        22,500

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     17   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    David Reis Family Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Connecticut

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         25,000

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           25,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        25,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     18   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    David Reis

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    PF

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    United States

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          75,000

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         125,000

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        75,000

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           125,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        200,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    IN

CUSIP NO.   087851309                 13D          PAGE     19   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Baylor Enterprises LLC

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    AF

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Georgia

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         21,900

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           21,900

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        21,900

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     20   OF 44   PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Arnold M. Whitman

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    PF

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    USA

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          4,700

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         21,900

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        4,700

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           21,900

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        26,600

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%

        TYPE OF REPORTING PERSON
  14    IN;HC

          This Amendment No. 6 amends the Schedule 13D originally filed on January 24, 2005, as amended by Amendment No. 1 filed on January 25, 2005, by Amendment No. 2 filed on January 27, 2005, by Amendment No. 3 filed on February 4, 2005, by Amendment No. 4 filed on February 22, 2005 and by Amendment No. 5 filed on March 14, 2005 (as amended, the "Statement"), by
(i) Appaloosa Investment Limited Partnership I, (ii) Palomino Fund Ltd.,
(iii) Appaloosa Management L.P., (iv) Appaloosa Partners, Inc., (v) David
A. Tepper, (vi) Franklin Mutual Advisers, LLC, (vii) Northbrook NBV, LLC,
(viii) David Hokin, (ix) Rob Rubin, (x) Robert Hartman, (xi) 1995 David Reis Family Trust, (xii) 1995 Donna Reis Family Trust, (xiii) Aaron Reis Spray Trust, (xiv) Anna Reis Spray Trust, (xv) Alexander Reis Spray Trust,
(xvi) David Reis Family Trust, (xvii) David Reis, (xviii) Baylor Enterprises LLC and (xix) Arnold Whitman, relating to the common stock, $0.10 par value per share, of Beverly Enterprises, Inc. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.

ITEM 4.   PURPOSE OF TRANSACTION

          Item No. 4 is hereby supplemented by the following:

          On March 22, 2005, the Company issued a press release disclosing that its Board of Directors had voted to conduct a sale of the Company or similar transaction through an auction process.

          On April 11, 2005, Appaloosa, Formation, Franklin Mutual and Northbrook (the "Consortium Parties") entered into a confidentiality agreement with the Company (the "Confidentiality Agreement"), and the Consortium Parties and Mr. Whitman entered into a settlement agreement (the "Settlement Agreement") with the Company. Pursuant to the terms of the Confidentiality Agreement and the Settlement Agreement, the Consortium Parties and Mr. Whitman have agreed, among other things, to withdraw their nominees for election to the Company's 2005 Annual Meeting of Stockholders and the Consortium Parties will be included in the Company's auction process on an equitable basis relative to other potential buyers.

          In connection with the auction process now being undertaken by the Company, the Filing Persons intend to evaluate the Company's financial condition, business, operations and prospects and may from time to time, and without further amendment to this Schedule 13D, submit to the Company indications of interest or proposals with respect to an acquisition of the Company or its assets or subsidiaries. There is no assurance that any of the Filing Persons will submit any such indications of interest or proposals or that any of the Filing Persons will reach an agreement with the Company with respect to a sale of the Company or its assets or subsidiaries.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item No. 6 is hereby supplemented by the following:

          On April 11, 2005, the Consortium Parties entered into the Confidentiality Agreement with the Company, and the Consortium Parties and Mr. Whitman entered into the Settlement Agreement with the Company.

          Confidentiality Agreement.
          -------------------------

          Confidentiality. Pursuant to the Confidentiality Agreement, the Company is prepared to make available to the Consortium Parties, their representatives and certain other third parties confidential information concerning the Company ("Evaluation Material"), and each Consortium Party agreed to keep such information confidential and use such information, subject to certain exceptions, solely for the purpose of evaluating a possible transaction with the Company (a "Possible Transaction") and/or the operation of all or a portion of the Company after the consummation of a Possible Transaction.

          Access to Information and Employees. The Company agreed to ensure that access to Evaluation Material and the Company's officers and employees given to a Consortium Party, during the time that such Consortium Party is an Active Bidder, is no less favorable than the access to such material and such persons given to any other party evaluating a Possible Transaction. In addition, the Company agreed that it would provide each Consortium Party that is an Active Bidder with an opportunity to submit proposals to the Company at such time as any other party is given such an opportunity, and that the Company would not permit any of its officers or employees to conduct discussions with any party evaluating a Possible Transaction regarding the role of such officers or employees with the Company or such party in connection with a Possible Transaction unless, simultaneously with such permission, the Company permits each Consortium Party that is an Active Bidder and the Company's officers and employees to conduct such discussions.

          For purposes of the Confidentiality Agreement, a Consortium Party is considered an "Active Bidder" so long as it has not notified the Company or publicly disclosed that it is no longer considering a Possible Transaction. However, a Consortium Party will cease to be an Active Bidder if a majority of the Company's independent directors determine in good faith that the then most recent written proposal for a Possible Transaction made by a Consortium Party to the Company is sufficiently and materially less favorable to the stockholders of the Company than the least favorable proposal for a Possible Transaction most recently submitted by a bidder (other than a Consortium Party) with whom the Company intends to continue discussions regarding a Possible Transaction so as to warrant a cessation of discussions of a Possible Transaction with such Consortium Party. Nothing contained in the Confidentiality Agreement shall prevent the Company from selecting a bidder with whom to negotiate and enter into definitive documents relating to a potential transaction.

          Non-Solicit. Each Consortium Party agreed that, for a period of two years, neither it nor any of its officers, directors, employees, managing members or general partners would, subject to certain exceptions, solicit to employ any of the Company's officers or employees who are employed by the Company as of the date of the Agreement or who are hired thereafter and (i) with whom the Consortium Party had contact during the evaluation of a Possible Transaction or (ii) who were specifically identified to the Consortium Party by the Company during the Consortium Party's evaluation of a Possible Transaction. In addition, subject to certain exceptions, until the earlier of (i) the execution of a definitive agreement regarding a Possible Transaction or (ii) two years from the date of the Agreement, each Consortium Party agreed not to initiate or maintain any contact (except for contacts in the ordinary course of business) with any officer, director or employee of the Company regarding the Company's business, operations, prospects or finances.

          Standstill. Each Consortium Party agreed that, until August 20, 2005, unless specifically invited in writing by the Company, neither it nor any of its representatives would, subject to certain exceptions, (i) effect or seek, offer or propose to effect (a) any acquisition of any securities or rights or options to acquire any securities, or any assets, indebtedness or businesses of the Company or any of its subsidiaries, (b) any tender or exchange offer, merger or other business combination involving the Company, any of the subsidiaries or assets of the Company, (c) any recapitalization, restructuring or other extraordinary transaction with respect to the Company or any of its subsidiaries, (d) any solicitation of proxies to vote any voting securities of the Company; (ii) form or participate in a group (as defined in the Securities Exchange Act of 1934, as amended) with respect to the Company; (iii) act to seek representation on or to control the management, Board of Directors or policies of the Company or to obtain representation on the Company's Board of Directors; (iv) take any action that would or would reasonably be expected to result in the Company being obligated to make a public announcement regarding any of the types of matters set forth in (i) above; or (v) enter into discussions or arrangements with any third party regarding the foregoing.

          Most Favored Nations. The Company agreed that it would not provide any Evaluation Material to any third party relating to a Possible Transaction unless that party enters into a confidentiality agreement with the Company. If any such agreement with a third party contains any provision relating to the subject matter covered by the Confidentiality Agreement's non-solicitation or standstill provisions that is less favorable to the Company, or more favorable to the third party, than the comparable provision contained in the Confidentiality Agreement (or omits any such provision contained in the Confidentiality Agreement that restricts the Consortium Parties), the comparable provision of the Confidentiality Agreement will be amended or deleted, as applicable, at the option of the Consortium Parties, so that such provision is substantially similar to the provision contained in such third party agreement or is no longer in effect, as applicable.

          The description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement filed as Exhibit N attached hereto and incorporated herein by reference.

          Settlement Agreement
          --------------------

          Termination of Proxy Contest. Pursuant to the Settlement Agreement, each Consortium Party and Mr. Whitman agreed that, promptly after the execution and delivery of the Agreement, it will take all actions necessary to discontinue the solicitation of proxies in connection with the Company's 2005 annual meeting of stockholders, and Mr. Whitman agreed not to nominate any individuals for election as directors at such annual meeting. In addition, the Company agreed to reimburse the Consortium Parties for up to $600,000 of out-of-pocket fees and expenses incurred by them and Mr. Whitman in connection with such solicitation.

          Rights Plan. Pursuant to the Settlement Agreement, the Company agreed that promptly, and in any event within five business days, after the execution of the Settlement Agreement, it will cause its Rights Agreement, dated as of January 26, 2005, to be amended substantially as set forth on Exhibit A to the Settlement Agreement, and that, prior to October 21, 2005, it would not adopt any amendment to the Rights Agreement inconsistent with the provisions in such amendment. The Company has disclosed that it has already amended its Rights Agreement as contemplated by the Settlement Agreement. The Company also agreed that it would take all actions contemplated by the resolutions it adopted on March 21, 2005 and March 25, 2005 relating to the convening of a special meeting of the Company's shareholders on October 21, 2005.

          The description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement filed as Exhibit O attached hereto and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

A.        Joint Filing Agreement dated January 24, 2005.*
B.        Executive Officers of Franklin Mutual.*
C.        Transactions in Beverly Enterprises Shares Since November 18,
          2004.****
D.        Letter dated December 22, 2004 from Formation to the Company.*
E.        Letter dated January 5, 2005 from the Company to Formation.*
F.        Letter dated January 19, 2005 from Formation to the Company.*
G.        Term Sheet dated December 14, 2004.*
H.        Agreement among Stockholders dated January 24, 2005.+
I. Letter dated January 27, 2005 from Fried, Frank, Harris, Shriver & Jacobson LLP to Douglas J. Babb, Executive Vice President, Chief Administrative and Legal Officer of the Company.**
J. Press Release issued on February 3, 2005 (including Letter dated February 3, 2005 from Mr. Whitman to Mr. Floyd).***
K. Notice of Business and Proposals to be Brought before the 2005 Annual Meeting of Stockholders.***
L.        List of Participants in Solicitation of Company Stockholders.***
M.        Complaint, filed by Formation and Arnold M. Whitman*****
N. Confidentiality Agreement, dated as of April 11, 2005, between the Consortium Parties and the Company.******
O. Settlement Agreement, dated as of April 11, 2005, between the Consortium Parties and the Company.******

--------------------------------
*Filed on January 24, 2005
+Filed with Amendment No. 1 on January 25, 2005
**Filed with Amendment No. 2 on January 27, 2005
***Filed with Amendment No. 3 on February 4, 2005
****Filed with Amendment No. 4 on February 22, 2005
*****Filed with Amendment No. 5 on March 14, 2005
******Filed herewith

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

                                     APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

                                     By: Appaloosa Management L.P.,
                                          its General Partner

                                          By: Appaloosa Partners Inc.,
                                                its General Partner


                                                By: /s/ David A. Tepper
                                                   -------------------------
                                                Name:   David A. Tepper
                                                Title:  President

                                  SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

                                      PALOMINO FUND LTD.

                                      By: Appaloosa Management L.P.,
                                           its Investment Adviser

                                           By: Appaloosa Partners Inc.,
                                                 its General Partner


                                                 By: /s/ David A. Tepper
                                                    -------------------------
                                                 Name:   David A. Tepper
                                                 Title:  President

                                  SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

                                      APPALOOSA MANAGEMENT L.P.
                                      By: Appaloosa Partners Inc.,
                                          its General Partner


                                           By: /s/ David A. Tepper
                                              -------------------------
                                           Name:   David A. Tepper
                                           Title:  President

                                  SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

                                      APPALOOSA PARTNERS INC.


                                      By: /s/ David A. Tepper
                                         -------------------------
                                      Name:   David A. Tepper
                                      Title:  President

                                     SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

                                      /s/ David A. Tepper
                                      -------------------------------
                                      DAVID A. TEPPER

                                     SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005


                                      FRANKLIN MUTUAL ADVISERS, LLC



                                      By: /s/ David J. Winters
                                          ------------------------
                                      Name:   David J. Winters
                                      Title:  President, Chief Executive
                                              Officer and Chief Investment
                                              Officer

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

                                      NORTHBROOK NBV, LLC



                                      By: /s/ Rob Rubin
                                          ------------------------
                                      Name:   Rob Rubin
                                      Title:  Manager

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005
                                      /a/ David Hokin
                                      -------------------------------
                                      DAVID HOKIN

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005
                                      /s/ Rob Rubin
                                      -------------------------------
                                      ROB RUBIN

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005
                                      /s/ Robert Hartman
                                      -------------------------------
                                      ROBERT HARTMAN

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

                                      1995 DAVID REIS FAMILY TRUST


                                      By:   /s/ David Reis
                                         -------------------------------
                                         Name:  David Reis
                                         Title: Trustee

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

                                      1995 DONNA REIS FAMILY TRUST


                                      By:   /s/ David Reis
                                         -------------------------------
                                         Name:  David Reis
                                         Title: Trustee

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

                                      AARON REIS SPRAY TRUST


                                      By:   /s/ David Reis
                                         -------------------------------
                                         Name:  David Reis
                                         Title: Trustee

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

                                      ANNA REIS SPRAY TRUST


                                      By:   /s/ David Reis
                                         -------------------------------
                                         Name:  David Reis
                                         Title: Trustee

                                 SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

                                      ALEXANDER REIS SPRAY TRUST


                                      By:   /s/ David Reis
                                         -------------------------------
                                         Name:  David Reis
                                         Title: Trustee

                                 SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

                                      DAVID REIS FAMILY TRUST


                                      By:   /s/ David Reis
                                         -------------------------------
                                         Name:  David Reis
                                         Title: Trustee

                                 SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005



                                      /s/ David Reis
                                      -------------------------------
                                       DAVID REIS

                                 SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

                                      BAYLOR ENTERPRISES LLC


                                      By:    /s/ Arnold M. Whitman
                                          ---------------------------
                                          Name:  Arnold M. Whitman
                                          Title: Managing Member

                                 SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005



                                      /s/ Arnold M. Whitman
                                      -------------------------------
                                          ARNOLD M. WHITMAN

                                EXHIBIT INDEX

EXHIBIT    NAME

A.   Joint Filing Agreement dated January 24, 2005.*
B.   Executive Officers of Franklin Mutual.*
C.   Transactions in Beverly Enterprises Shares Since November 18, 2004.****
D.   Letter dated December 22, 2004 from Formation to the Company.*
E.   Letter dated January 5, 2005 from the Company to Formation.*
F.   Letter dated January 19, 2005 from Formation to the Company.*
G.   Term Sheet dated December 14, 2004.*
H.   Agreement among Stockholders dated January 24, 2005.+
I. Letter dated January 27, 2005 from Fried, Frank, Harris, Shriver & Jacobson LLP to the Company.**
J. Press Release issued on February 3, 2005 (including Letter dated February 3, 2005 from Mr. Whitman to Mr. Floyd).***
K. Notice of Business and Proposals to be Brought before the 2005 Annual Meeting of Stockholders.***
L.   List of Participants in Solicitation of Company Stockholders.***
M.   Complaint, filed by Formation and Arnold M. Whitman*****
N. Confidentiality Agreement, dated as of April 11, 2005, between the Consortium Parties and the Company.******
O. Settlement Agreement, dated as of April 11, 2005, between the Consortium Parties and the Company.******

--------------------------------
*      Filed on January 24, 2005
+      Filed with Amendment No. 1 on January 25, 2005
**     Filed with Amendment No. 2 on January 27, 2005
***    Filed with Amendment No. 3 on February 4, 2005
****   Filed with Amendment No. 4 on February 22, 2005
*****  Filed with Amendment No. 5 on March 14, 2005
****** Filed herewith